[redacted]

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

SECU[barcode]ISSION

10029819

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GlobaLink Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1045 W. Huntington Dr., Suite [illegible]
(No. and Street)

Arcadia, CA 91007
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Junhua Liao 626-964-5966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Junhua Liao, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GlobaLink Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President / CEO

Title

Notary Public

YVONNE TUNG
Commission # 1816939
Notary Public - California
Los Angeles County
My Comm. Expires Oct 11, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

GLOBALINK SECURITIES, INC.

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Globalink Securities, Inc.
Arcadia, California

I have audited the accompanying statement of financial condition of Globalink Securities, Inc. (the Company) as of December 31, 2009 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Globalink Securities, Inc. as of December 31, 2009 and the results of its operations, shareholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 3, 2010

GLOBALINK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 5,347
Clearing broker's deposits	82,064
Commissions receivable	111,926
Property and equipment net of $108,089 depreciation	3,221
Other assets - nonallowable	8,200
Total Assets	$ 210,758

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Cash overdrawn	$ 11,973
Commissions payable	83,311
Accounts payable	28,568
Settlement payable	3,000
Total Liabilities	126,852
Shareholders' Equity	
Common stock - ($10 par value, 5,000 shares authorized, issued and outstanding)	50,000
Paid-in capital	2,174,830
Retained (Deficit)	(2,140,924)
Total Shareholders' Equity	83,906
Total Liabilities and Shareholders' Equity	$ 210,758

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues – Schedule, Page 11	$ 2,037,506
Cost of Sales	
Clearing house expense	240,060
Commissions	1,420,116
Total Cost of Sales	1,660,176
Gross Profit	377,330
Operating Expenses - Schedule, Page 11	414,278
(Loss) Before Tax Provision	(36,948)
Income Tax Provision	
Federal	--
State	800
Net (Loss)	$(37,748)

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2008	5,000	$50,000	$2,139,830	$(2,103,176)	$ 86,654
Capital Contributions			35,000		35,000
Net (Loss)				(37,748)	(37,748)
Balance, December 31, 2009	5,000	$50,000	$2,174,830	$(2,140,924)	$ 83,906

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities	
Net (Loss)	$(37,748)
Depreciation	900
	(36,848)
Changes in operating assets and liabilities:	
Clearing broker's accounts	23,073
Commissions receivable	(72,582)
Non allowable assets	4,910
Commissions payable	35,888
Accounts payable	7,227
Settlement payable	(22,000)
Cash overdrawn	11,973
Net cash used by operating activities	(48,359)
Cash Flow from Investing Activities	
Purchase of equipment	(2,588)
Cash Flow from Financing Activities	
Capital Contribution	35,000
Net Decrease in Cash	(15,947)
Cash: Beginning of the Year	21,294
Cash: End of the Year	$ 5,347
Supplemental Cash Flow Information	
Interest paid	$ 0
Income taxes paid	$ 800

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - NATURE OF THE BUSINESS

Globalink Securities, Inc. (the Company), formerly Palm Springs Retirement Investments Corporation (PSRIC), was incorporated in the State of California on January 3, 1992 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through its two clearing brokers on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii).

The stock of PSRIC was purchased on July 16, 1997 by Wall Street Holding Company (WSHC), the parent company of Globalink Securities, Inc.

On August 1, 2002, the stock of WSHC was purchased by a sole shareholder.

In 2003 the Company returned, to the above sole shareholder, the majority amount of his capital and then a group of new investors took control of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) **Revenue Recognition** - The Company recognizes revenue on a settlement date basis.

B) **Use of Estimates** - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C) **Income Taxes** - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities, however, see Note 4.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions or 6.67% of aggregate indebtedness which ever is higher. See Page 8 for the computation of net capital.

In 2002, the Company's net capital requirement was decreased from $100,000 to $25,000 and then to $5,000.

NOTE 4 - INCOME TAXES

The Company files its Federal and state tax returns on the cash basis. Because of operating losses, approximately $2.7 million, carried forward from prior years, there is no Federal income tax and a minimum state tax of $800.

Because of the changes in ownership (See Note 1) the Company's historical losses (NOL's) get substantially reduced.

NOTE 5 - OFF BALANCE SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Leases - The Company has a new lease starting April 15, 2008 for three (3) years. The commitment is as follows:

2010	$ 36,000
2011	28,500
	$ 64,500

In the normal course of business, the Company is occasionally named as a defendant in various legal matters. The Company is under investigation by FINRA. Legal counsel has opined that the investigation is still ongoing and as of the date of this report, FINRA has not charged the Company with any wrong doing.

NOTE 7 – RELATED PARTY TRANSACTION

In 2009 a total of $35,000 was additionally contributed as capital to the Company.

GLOBALINK SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 83,906
Haircut	0
Nonallowable assets - page 9	(11,757)
Net Capital	$ 72,149
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 8,457
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 8,457
Excess Capital	$ 63,692
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 59,464
Computation of Aggregate Indebtedness	
Total liabilities	$ 126,852
Percentage of aggregate indebtedness to net capital	176%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital unaudited	$ 66,032
Unrecorded liabilities	(3,883)
Additional capital contribution	10,000
Net capital audited	$ 72,149

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
NONALLOWABLE ASSETS
DECEMBER 31, 2009

Nonallowable Assets

Property and equipment	$ 3,221
[(1)] Other assets	8,536
	$ 11,757

(1)	Petty Cash	$ 500
	Security Deposit	4,200
	NASD CRD Deposit	336
	Loan Receivable – employee	800
	Prepaid Taxes	2,700
		$ 8,536

See Accompanying Notes to Financial Statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

SCHEDULE II
INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUES AND OPERATING EXPENSES

Board of Directors
Globalink Securities, Inc.
Arcadia, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2009 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 3, 2010

GLOBALINK SECURITIES, INC.
SCHEDULE II
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Agency Commissions	$1,094,998
Mutual Funds	287,643
Insurance Commissions	149,392
Interest	13,022
Variable Product Commission	397,336
Private Security Commission	27,009
Other	68,106
Total Revenues	$2,037,506
Operating Expenses	
Accounting Fees	$ 4,699
Advertising	39,085
Auto Expenses	4,656
Depreciation	900
Travel and Entertainment	12,617
Insurance	7,043
Licenses and Permits	5,857
Office Expense	16,733
Office Machine Rental	3,795
Payroll Taxes	10,100
Postage and Delivery	4,074
Professional Services	32,148
Registration	37,303
Rent	35,508
Salary	169,877
T1 Line	10,482
Taxes and Assessments	6,875
Telephone	1,982
Miscellaneous	10,544
Total Operating Expenses	$ 414,278

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Globalink Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

GLOBALINK SECURITIES, INC.
SCHEDULE IV – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Globalink Securities Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

<u>Part II</u>
Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Globalink Securities, Inc.
Arcadia, California

In planning and performing my audit of the financial statements and supplemental schedules of Globalink Securities, Inc. (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Globalink Securities, Inc.
Arcadia, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 3, 2010

Joseph Yafeh, CPA
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 Fax 310-477-8152

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
Globalink Securities, Inc.
Arcadia, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Globalink Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Globalink Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

Globalink Securities, Inc.'s management is responsible for the Globalink Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries to the check register and compared to the copy of the cancelled check dated January 7, 2009 noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
   a. Compared Item No. 2a Total Revenue for the year ending December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 and Item No. 2c (9)(i) total interest expense to the Focus Report line 22/Part IIA line 13, Code 4075 noting differences. See page 18.
   b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the year ending December 31, 2009 noting differences. See page 18.
   c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting differences. See page 18.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting differences. See page 18.

Board of Directors
Globalink Securities, Inc.
Arcadia, California

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers *as noted in section 2 above* noting differences. See page 18.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computer noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 3, 2010

GLOBALINK SECURITIES, INC.
REVIEW OF THE SIPC FORM 7T COMPUTATION
RULE 17A-5(e)(4)
DECEMBER 31, 2009

Comparison	Per SIPC 7T Unaudited	Per SIPC Audited	Difference
Total Revenue (line 2a)	$ 693,382	$ 1,758,071	$ 1,064,689
Total Additions (line 2b)	21,250	0	21,250
Total Deductions (line 2c)	725,956	145,430	580,526
SIPC Net Operating Revenue (line 2d)	(53,824)	1,612,641	1,666,465
General Assessment (line 2e)	150	4,032	3,882
Total Payment (line 2B)	150	150	0
Less Prior Overpayment Applied (line 2C)	0	0	0
Assessment balance due	$ 0	$ 3,882	$ 3,882